Exhibit 99.2

Independent Accountants' Consent

The Board of Directors
Vasogen Inc.:

        We consent to the incorporation by reference in the prospectus supplement dated February 26, 2004 to the short form prospectus of the above Company dated October 23, 2003, relating to the issuance of 8,500,000 Common Shares of the Company and in the Registration Statement on Form F-10 of the Company, filed with the Securities and Exchange Commission on October 24, 2003 (File No. 333-109782), of our report dated December 23, 2003, with respect to the consolidated balance sheets of Vasogen Inc. as at November 30, 2003 and 2002, and the related consolidated statements of operations and deficit and cash flows for each of the years in the three-year period ended November 30, 2003 and for the period from December 1, 1987 to November 30, 2003, and our report dated December 23, 2003 with respect to Comments by Auditors for United States Readers on Canada — United States Reporting Difference included in the prospectus supplement.

    Yours very truly,

    /s/ KPMG LLP
     Chartered Accountants

Toronto, Ontario
February 26, 2004